SP
3/3/03

VF3-3-03



03002386

/ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden	
hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17645
8-17465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-02___ AND ENDING ___12-31-02___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windsor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
25 E. Athens Avenue

(No. and Street)

Ardmore	PA	19003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan, Bleakley & Company, LLP

(Name — if individual, state last, first, middle name)

116 W. Baltimore Avenue	Media	PA	19063
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                       contained in this form are not required to respond unless the form displays
                       a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Paul M. Prusky _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Windsor Securities, Inc. _____, as of _____ December 31 _____, ___ 2002 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Paul M. Prusky   Signature

Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If Individual, state last, first, middle name)

Sullivan, Bleakley & Company, LLP

| | 70 |

ADDRESS

| 116 W. Baltimore Avenue | 71 | Media | 72 | PA | 73 | 19063 |
| Number and Street | | City | | State | | Zip Code |

CHECK ONE

☒ Certified Public Accountant   75

☐ Public Accountant   76

☐ Accountant not resident in United States   77
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA ⑫

SEC 1696 (7-78)   3/78

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 28

NAME OF BROKER-DEALER	SEC FILE NO. 8-17465 [14]
Windsor Securities, Inc. [13]	FIRM ID. NO. 6415 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
25 E. Athens Avenue [20]	01-01-02 [24]
(No. and Street)	AND ENDING (MM/DD/YY)
Ardmore [21] PA [22] 19003 [23]	12-31-02 [25]
(City) (State) (Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code)—Telephone No.

Paul M. Prusky [30]   (610) 642-3100 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___2·5___ day of _Feb___ 19 _2003_

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA

MEMBERS
PENNA. INSTITUTE OF CPAs
AMERICAN INSTITUTE OF CPAS

116 W. BALTIMORE AVENUE
MEDIA, PA 19063
(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 11, 2003

To the Shareholders of
Windsor Securities, Inc.
Bala Cynwyd, Pennsylvania

We have audited the accompanying Statement of Financial Condition of Windsor Securities, Inc. as of December 31, 2002 and the related Statements of Income and Expense, Ownership Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Windsor Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP

BROKER OR DEALER	Windsor Securities, Inc.	N 3						100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12-31-02__ | 89
SEC FILE NO. __8-17465__ | 98

ASSETS

Consolidated [ ] | 198
Unconsolidated [ ] | 199

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	1,338	600	1,338	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	31,798	424				
E. Spot commodities		430			31,798	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440	109,410	610	109,410	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	11,450	680	11,450	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 31,798	540	$ 122,198	740	$ 153,996	940

OMIT PENNI

BROKER OR DEALER	Windsor Securities, Inc.	as of	12-31-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable.................... $	[1045] $	[1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account..................	[1114]	[1315]	[1560]
B. Other.............................	[1115]	[1305]	[1540]
15. Payable to non-customers...............	[1155]	[1355]	[1610]
16. Securities sold not yet purchased,			
at market value......................		[1360]	[1620]
17. Accounts payable, accrued liabilities,	4,911 [1205]	[1385]	4,911 [1685]
expenses and other			
18. Notes and mortgages payable:			
A. Unsecured.........................	[1210]		[1690]
B. Secured...........................	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:...		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES .... $	4,911 [1230] $	[1450] $	4,911 [1760]

Ownership Equity

21. Sole proprietorship .... $		[1770]
22. Partnership (limited partners .... $ [1020]		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	256	[1792]
C. Additional paid-in capital	49,744	[1793]
D. Retained earnings	99,085	[1794]
E. Total		[1795]
F. Less capital stock in treasury....................................... (		[1796]
24. TOTAL OWNERSHIP EQUITY .... $	149,085	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $	153,996	[1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Windsor Securities, Inc.	**as of** 12-31-02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$	149,085	3480
2. Deduct ownership equity not allowable for Net Capital	(		3490
3. Total ownership equity qualified for Net Capital		149,085	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities	$	149,085	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 122,198	3540		
B. Secured demand note deficiency	3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges	3600		
D. Other deductions and/or charges	3610	(122,198	3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions	$	26,887	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments	$	3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Exempted securities		3735	
2. Debt securities		3733	
3. Options		3730	
4. Other securities	636	3734	
D. Undue Concentration		3650	
E. Other (List)		3736	(636) 3740
10. Net Capital	$	26,251	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Windsor Securities, Inc.	as of	12-31-02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 327	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 21,251	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 25,760	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition.	$ 4,911	3790
17.	Add:		
	A. Drafts for immediate credit .... $		3800
	B. Market value of securities borrowed for which no equivalent value is paid or credited .... $		3810
	C. Other unrecorded amounts (List) .... $	3820	$	3830
19.	Total aggregate indebtedness	$ 4,911	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	% 18.71	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% —	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N	3880
24.	Net capital requirement (greater of line 22 or 23)	$ /	3760
25.	Excess net capital (line 10 less 24)	$ A	3910
26.	Net capital in excess of the greater of:		
	A. 6% of combined aggregate debit items or $120,000	$	3920
	B. 7% of combined aggregate debit items or $120,000	$	3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Windsor Securities, Inc.

For the period (MMDDYY) from **01-01-02** `3932` to **12-31-02** `3933`

Number of months included in this statement **12** `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ......$ `3935`
   b. Commissions on listed option transactions ...... `3938`
   c. All other securities commissions ...... `3939`
   d. Total securities commissions ...... `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ...... `3945`
   b. From all other trading ...... `3949`
   c. Total gain (loss) ...... `3950`
3. Gains or losses on firm securities investment accounts ...... (12,043) `3952`
4. Profit (loss) from underwriting and selling groups ...... `3955`
5. Revenue from sale of investment company shares ...... `3970`
6. Commodities revenue ...... `3990`
7. Fees for account supervision, investment advisory and administrative services ...... 1,726,929 `3975`
8. Other revenue ...... 3,805 `3995`
9. Total revenue ...... $ 1,718,691 `4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ...... $ `4120`
11. Other employee compensation and benefits ...... `4115`
12. Commissions paid to other broker-dealers ...... `4140`
13. Interest expense ...... `4075`
    a. Includes interest on accounts subject to subordination agreements ...... `4070`
14. Regulatory fees and expenses ...... `4195`
15. Other expenses ...... 1,767,148 `4100`
16. Total expenses ...... $ 1,767,148 `4200`

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) ...... $ (48,457) `4210`
18. Provision for Federal income taxes (for parent only) ...... `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ...... `4222`
    a. After Federal income taxes of ...... `4238`
20. Extraordinary gains (losses) ...... `4224`
    a. After Federal income taxes of ...... `4239`
21. Cumulative effect of changes in accounting principles ...... `4225`
22. Net income (loss) after Federal income taxes and extraordinary items ...... $ (48,457) `4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ...... $ (430,605) `4211`

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Windsor Securities, Inc.

For the period (MMDDYY) from ⸱01-01-02 to 12-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period . . . . $ 197,542 `4240`
   A. Net income (loss) . . . . (48,457) `4250`
   B. Additions (Includes non-conforming capital of . . . . ▼ $ `4262`) `4260`
   C. Deductions (Includes non-conforming capital of . . . . $ `4272`) `4270`

2. Balance, end of period (From item 1800) . . . . $ 149,085 `4290`

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period . . . . ▼ $ − `4300`
   A. Increases . . . . `4310`
   B. Decreases . . . . `4320`

4. Balance, end of period (From item 3520) . . . . $ − `4330`

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Windsor Securities, Inc.	as of	12-31-02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... X `4550`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm `4335` `4570`

D. (k) (3)—Exempted by order of the Commission .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
`4600`	`4601`	`4602`	`4603`	`4604`	`4605`
`4610`	`4611`	`4612`	`4613`	`4614`	`4615`
`4620`	`4621`	`4622`	`4623`	`4624`	`4625`
`4630`	`4631`	`4632`	`4633`	`4634`	`4635`
`4640`	`4641`	`4642`	`4643`	`4644`	`4645`
`4650`	`4651`	`4652`	`4653`	`4654`	`4655`
`4660`	`4661`	`4662`	`4663`	`4664`	`4665`
`4670`	`4671`	`4672`	`4673`	`4674`	`4675`
`4680`	`4681`	`4682`	`4683`	`4684`	`4685`
`4690`	`4691`	`4692`	`4693`	`4694`	`4695`

TOTAL $ NONE `4899`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

WINDSOR SECURITIES, INC.
INCOME AND EXPENSE RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2002

NET INCOME AS REPORTED ON COMPANY'S UNAUDITED
  PART II - FOCUS REPORT   (48,457)

NET INCOME PER AUDITED REPORT   (48,457)

WINDSOR SECURITIES, INC.
NET CAPITAL RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2002

NET CAPITAL AS REPORTED ON COMPANY'S UNAUDITED PART II - FOCUS REPORT	26,251
NET CAPITAL PER AUDITED REPORT	26,251

WINDSOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Activities:

Net Loss	(48,457)
Non Cash Items - Depreciation	1,775
Decrease in Market Value of Securities Owned	45,371
Increase in Accrued Liabilities	1,311

Change in Cash and Cash Equivalents   -

Cash and Cash Equivalents at Beginning of Year   -

Cash and Cash Equivalents at End of Year   -

NOTES TO FINANCIAL STATEMENTS
WINDSOR SECURITIES, INC.
DECEMBER 31, 2002

ACCOUNTING METHOD:

The accrual method of accounting is used with exception of management fee income which is consistently accounted for on a cash basis.

INVESTMENTS:

Investments are stated at market value, with unrealized gain or loss recognized in income.

FIXED ASSETS:

Fixed assets are stated at cost. The straight-line method of depreciation is used for assets acquired before 1981 and that Accelerated Cost Recovery System (ACRS) is used for assets acquired after January 1, 1981 through December 31, 1986. For assets acquired after December 31, 1986 the Modified Accelerated Cost Recovery System (MACRS) was used.

INCOME TAXES:

The company has elected Sub-Chapter "S" status for both federal and Pennsylvania tax purposes. Therefore, all federal and Pennsylvania income taxes and applicable credits flow through to the shareholder.

RESERVE REQUIREMENTS:

The company does not carry any customer accounts or handle any securities; therefore, the computation for determination of reserve requirements, and information relating to the possession or control requirements under Rule 15c 3-3 are not applicable.

SAFEGUARDING PROCEDURES:

The company does not carry customer accounts or handle securities and, therefore, there were no safeguarding procedures to review.

MATERIAL INADEQUACIES:

No material inadequacies were found to exist at December 31, 2002, nor to have existed during the year ended December 31, 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I   **INFORMATION REQUIRED OF ALL BROKERS
AND DEALERS PURSUANT TO RULE 17a-5**

*   *   *   *   *

Windsor Securities, Inc.
_____
Name of Respondent

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 1996
Estimated average burden
hours per response ... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Form X-17A-5

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2002 `8004`

or if less than 12 months

Report for the period beginning ___/___/___ `8005` and ending ___/___/___ `8006`
                                  MM DD YY   MM DD YY

SEC FILE NUMBER	
8- 17465	`8011`

---

1. NAME OF BROKER DEALER

Windsor Securities, Inc.   `8020` **N 9**   OFFICIAL USE ONLY   `8021`

                                                    Firm No.   M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:_____	`8053`		`8057`
NAME:_____	`8054`		`8058`
NAME:_____	`8055`		`8059`
NAME:_____	`8056`		`8060`

---

3. Respondent conducts a securities business exclusively with registered broker-dealers:

(enter applicable code: 1 = Yes 2 = No) | 2 | `8073` |

---

4. Respondent is registered as a specialist on a national securities exchange:

(enter applicable code: 1 = Yes 2 = No) | 2 | `8074` |

---

5. Respondent makes markets in the following securities:

(a) equity securities.................................(enter applicable code: 1 = Yes 2 = No) | 2 | `8075` |

(b) municipals.......................................(enter applicable code: 1 = Yes 2 = No) | 2 | `8076` |

(c) other debt instruments ....(enter applicable code: 1 = Yes 2 = No) | 2 | `8077` |

---

6. Respondent is registered solely as a municipal bond dealer:

(enter applicable code: 1 = Yes 2 = No) | 2 | `8078` |

---

7. Respondent is an insurance company or an affiliate of an insurance company:

(enter applicable code: 1 = Yes 2 = No) | 2 | `8079` |

---

8. Respondent carries its own public customer accounts:

(enter applicable code: 1 = Yes 2 = No) | 2 | `8084` |

---

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts .... | 0 | `8080` |

(b) Omnibus accounts .... | 0 | `8081` |

---

10. Respondent clears its public customer and/or proprietary accounts:

(enter applicable code: 1 = Yes 2 = No) | 2 | `8085` |

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only) .... | | 8086 |

(b) Self-Clearing .... | | 8087 |

(c) Omnibus .... | | 8088 |

(d) Introducing .... | | 8089 |

(e) Other .... | | 8090 |

If Other please describe:

(f) Not applicable .... | 1 | 8091 |

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1 = Yes 2 = No) | 2 | 8100 |

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:
(a) Number of full-time employees .... | 0 | 8101 |

(b) Number of full-time registered representatives employed by respondent included in 13(a) ...... | 0 | 8102 |

14. Number of NASDAQ stocks respondent makes market .... | 0 | 8103 |

15. Total number of underwriting syndicates respondent was a member .... | 0 | 8104 |

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual .... | | 8105 |
                                                            Estimate .... | | 8106 |

(a) equity securities transactions effected on a
national securities exchange .... | 0 | 8107 |

(b) equity securities transactions effected other than on a
national securities exchange .... | 0 | 8108 |

(c) commodity, bond, option, and other transactions effected on or off a
national securities exchange .... | 0 | 8109 |

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation

    (enter applicable code: 1=Yes 2=No)   `2`   `8111`

18. Number of branch offices operated by respondent ....   `0`   `8112`

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank

    (enter applicable code: 1=Yes 2=No)   `2`   `8130`

    (b) Name of parent or affiliate _____ `8131`

    (c) Type of Institution _____ `8132`

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank

    (enter applicable code: 1=Yes 2=No)   `2`   `8113`

21. (a) Respondent is a subsidiary of a registered broker-dealer

    (enter applicable code: 1=Yes 2=No)   `2`   `8114`

    (b) Name of parent _____ `8116`

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer

    (enter applicable code: 1=Yes 2=No)   `2`   `8115`

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:

    (enter applicable code: 1=Yes 2=No)*   `2`   `8117`

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period .... $ `-0-` `8118`

*Required in any Schedule I filed for the calendar year 1978 and succeeding years